UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 0-22920

(Check one)
[ X ] Form 10-Q and Form 10-QSB
For period ended:     September 30, 2010

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the transition period ended:  _____________________________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________________

PART I
REGISTRANT INFORMATION

Full Name of Registrant: NUMEREX CORP.

Former Name if Applicable:                                                                                                                                N/A

Address of principal executive1600 Parkwood Circle, Suite 500 office (Street and Number): Atlanta, GA  30339-2119

PART II
RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

[ X ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]
(b) The subject annual report or semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) the accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III
NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q,  10-D, N-SAR, N-CAR or the transition report portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed).

Timely filing of the registrant’s Quarterly Report on Form10-Q was prevented by an unanticipated technical problem with its third-party EDGAR filing software.  The problem has been resolved, and the registrant has made the necessary filing.

12b-25 for 9_30 10-Q.doc

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Name:  Alan B. Catherall, Chief Financial Officer
Area code and telephone number: (770) 693-5950

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrants were required to file such report(s)) been filed?  If the answer is no, identify report(s).

[ X ]  Yes                                                                            [   ]  No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[   ]  Yes [ X ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

NUMEREX CORP.
(Name Of Registrant As Specified In Charter)

has caused this notification to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  November 15, 2010

By:  /s/  Alan B. Catherall
Alan B. Catherall
                 Chief Financial Officer

12b-25 for 9_30 10-Q.doc